July 22, 2005



Room 4561

Michael C. Caulfield
General Counsel
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046-1495

Re:	Computer Horizons Corp.
	Registration Statement on Form S-4
	Filed July 11, 2005
	File No. 333-125370

Dear Mr. Caulfield:

	This is to advise you that we have limited our review of the above-referenced registration statement to the comments below.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

General

1. We note that a proxy contest has been initiated by the members of
The Computer Horizons Full Value Committee. Please provide appropriate disclosure in your registration statement.

Questions and Answers About the Merger, page 1

2. We note disclosure on page 6 that there are 33,158,105 shares entitled to vote at the special meeting and disclosure on page 42 that this is also the number of issued and outstanding shares of common stock. Please advise if you have included treasury shares in these determinations. See also Section 4.01(b) of the Agreement and
Plan of Merger.





Risk Factors, page 26

3. Please provide risk factor disclosure concerning any residual effects of Computer Horizon`s October 2004 restatement and any risks to investors of the combined company.

Summary

Interests of Analysts Directors and Officers in the Merger, page
14

4. Please advise as to consideration given to filing the change of control waivers as exhibits hereto.

Background of the Merger, page 48

5. You indicate on page 51 that at the February 11, 2005 Computer Horizons board meeting, the Computer Horizons board indicated that professional advice should be obtained in connection with evaluating the marketplace, other potential combination candidates, generally, and a proposed transaction with Analysts, specifically, in order to establish that a combination with Analysts was the favored course. Further, you indicate on page 52 that at the March 6, 2005 special meeting of the Computer Horizons board, "[r]epresentatives of Citigroup and the board further discussed potential alternative merger partners for Computer Horizons." Disclose in greater detail the discussion regarding these alternative merger partners. Your disclosure regarding events subsequent to the March 6 meeting indicates that the board focused only on the transaction with Analysts. Furthermore, page 73 of your registration statement indicates that you limited your engagement with Citigroup so that Citigroup would not solicit third party indications of interest in the possible acquisition of Computer Horizons. Disclose when the board determined not to pursue an evaluation of these other candidates and specify the board`s reasoning for reaching this determination. Supplement your disclosure to describe any offers or indications of interest for Computer Horizons submitted by third parties after July 2003 that are not currently disclosed in your registration statement. If none existed, affirmatively indicate such in your response letter.


6. We note your discussion regarding the $4 cash offer that Analysts received on April 29, 2004 and the considerations discussed by the Special Committee Members. You indicate that one of the considerations was that Analysts "was not for sale." Explain this statement, given that Analyst shareholders are effectively selling their shares to Computer Horizons. Further, explain what factors the board considered in concluding that the merger with Computer Horizons provided Analysts with greater opportunity for long-term growth and increased shareholder value than the competitor`s proposal.


* * * * *

      If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Perry
Hindin at (202) 551-3444, or me, at (202) 551-3462 or in my
absence
Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal


cc:	Via Facsimile
      Robert M. Crane, Esq.
      Sills Cummis Epstein & Gross P.C.
      One Riverfront Plaza
      Newark, New Jersey 07102
	Phone: (973) 643-7000
	Fax:     (973) 643-4755

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Michael C. Caulfield
Computer Horizons Corp.
July 22, 2005
Page 1